P.E. 2/1/02


02014412


RECD S.E.C.
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

PAN AMERICAN SILVER CORP.

(Registrant's name)

1500-625 Howe Street
Vancouver, British Columbia, Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Documents Included as Part of this Report

No.	Document
1.	Material Change Report under Section 85(1) of the *Securities Act* (British Columbia), dated October 3, 2001
2.	Press Release, dated January 29, 2002
3.	Unaudited Interim Consolidated Financial Statements of the Registrant for the nine months ended September 30, 2001
4.	Unaudited Interim Consolidated Financial Statements of the Registrant for the nine months ended September 30, 2001, reconciled to U.S. GAAP in accordance with Item 18 of Form 20-F under the Securities Exchange Act of 1934

Document 1

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) and similar provisions of other applicable legislation

ITEM 1. ***REPORTING ISSUER***

Pan American Silver Corp. (the "Company")
1500 – 625 Howe Street
Vancouver, British Columbia
V6C 2T6

Telephone: (604) 684-1175
Fax: (604) 684-0147

ITEM 2. ***DATE OF MATERIAL CHANGE***

January 28, 2002

ITEM 3. ***PRESS RELEASE***

A press release was issued by the Company on January 28, 2002 at Vancouver, British Columbia and distributed through the facilities of Canada Newswire. A copy of the press release is attached hereto

ITEM 4. ***SUMMARY OF MATERIAL CHANGE***

The Company announced its consolidated production in 2001 and announced the results of an updated feasibility study on the La Colorada mine in Mexico.

ITEM 5. ***FULL DESCRIPTION OF MATERIAL CHANGE***

The Company announced that consolidated production in 2001 was 6.9 million ounces of silver from its three wholly-owned primary silver mines in Peru and Mexico, up 90% from 2000. By-product zinc production increased 26% to 30,870 tonnes, lead production increased 97% to 17,191 tonnes and copper production increased 78% to 2,161 tonnes. These increases were the result of the Company opening two new mines last year. In April 2001 the Huaron mine in Peru began full-scale production and in January 2001 the La Colorada mine in Mexico started small-scale production.

Silver accounted for approximately 63% of the Company's consolidated revenues in 2001, zinc 32% and lead 5%. The Company's forecast production for 2002 is 9.2 million ounces of silver, a 33% increase from 2001 levels, due to a full year production from the Huaron mine and a slight increase in the small-scale production from the La Colorada mine.

Pan American has completed an internal update (the "Updated Feasibility Study") to its prior June 2000 feasibility study on the La Colorada mine in Mexico.

In June 2000, the Company completed an internal feasibility study (the "June 2000 Feasibility Study") (Qualified Persons: John H. Wright, P.Eng., the President and Chief Operating Officer of the Company and Norman Pitcher, P. Geo., the Chief Geologist of the Company) which recommended proceeding with a large scale 350,000 tonnes per year underground mining operation at La Colorada. The estimated capital cost of this project (assuming 100% equity financing) were approximately US$27.6 million. The June 2000 Feasibility Study evaluated and addressed all aspects of the Project including geology, mining, metallurgy, processing, tailings disposal, infrastructure and environmental requirements.

As a result of the construction and development of the La Colorada project envisioned by the June 2000 Feasibility Study being postponed due to low silver prices, the Updated Feasibility Study (Qualified Persons: John H. Wright and Norman Pitcher) was prepared, which recommends proceeding with a 210,000 tonnes per year underground mining operation for oxide ore in conjunction with continued mining of 70,000 tonnes per year of sulphide ore. The Updated Feasibility Study is based on 2.74 million tonnes of proven and probable reserves rating 458 grams per tonne silver and 0.53 grams per tonne gold.

Under the Updated Feasibility Study, the mining method utilized for the oxide ore will be mechanized cut and fill from the property's NCP, 4235 footwall, NC_2W and San Fermin veins. Fill material will be sourced from internal mine waste, existing waste dumps and a surface borrow pit. Fill material including cement will be delivered to backfill mined-out areas via Robbins boreholes. During years 10 and 11 of proposed production, historic tailings will be fed to the mill.

Milling will consist of a 600 tonne per day conventional cyanide recovery plant for oxide ore as well as the existing 200 tonne per day flotation circuit for sulphide ore processing. During the mine's life, it is estimated that 75% of the silver will be produced in dore form and 25% of the silver will be contained in base metal concentrates. Independent test work has shown recovery for NCP and San Fermin vein oxide material will be greater than 85% for silver and 80% for gold, for NC_2W and the 4235 footwall vein, recoveries of 90% silver and 88% gold, and for the tailings material 76% silver and 80% gold. Treatment of sulphide material will produce lead and zinc concentrates with the majority of silver reporting to the lead concentrate. Silver recoveries to concentrate will total 91% and is based on both test work and actual mill recoveries during 2001. Oxide test work has consisted of bottle roll tests, locked cycle tests and pilot plant testing. Sample materials include drift samples, drill hole samples and bulk samples obtained from three crosscuts in the NCP zone. Sulphide test work utilized drift back samples and drill hole samples, together historic and current mill results.

The total cost of the mine, mill, plant site and services (assuming 100% equity financing) is estimated at US$18.2 million. These expenditures will be incurred over a nine month period following financing. Existing stock piles and pre-development ore will allow the new oxide mill to be operated at full capacity while the mine ramps up production. During construction the existing small-scale sulphide mill will continue to operate.

Concentrates will be shipped by truck and sold to the Peñoles smelter at Torreon, Mexico pursuant to the terms of an annual sales contract. Dore will be sold internationally.

The economics of the project have been calculated using constant prices and cost as at January 2002. The Peso exchange rate used was 9.25 Pesos to one U.S. dollar. Operating costs for the eleven year life of the mine are estimate at US$34.66 per tonne milled. The average cash cost per ounce of silver recovered will be US$2.56 per ounce, with a total average cost per recovered ounce (assuming 100% equity funding) being US$3.66. The project has a present value (net of capital) of US$23.8 million using US$4.50 per ounce silver prices and an internal rate of return of 22.4%. The project is expected to return the capital investment in 3.35 years, including funding sustaining capital.

Pan American has entered into a purchase option with NJB Mining Inc. to purchase an existing 600 tonne per day Congress mill, located in southern Arizona, for US$600,000. If this mill is purchased and utilized at La Colorada, a positive impact on the project's capital costs will be recognized.

ITEM 6. RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

This report is **not** being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. SENIOR OFFICERS

For further information please contact:

Name: Ross J. Beaty
Office: Chairman and Chief Executive Officer
Telephone: (604) 684-1175

ITEM 9. *STATEMENT OF OFFICER*

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 8th day of February, 2002.

(signed) Ross J. Beaty
ROSS J. BEATY
Chairman and Chief Executive Officer

Document 2

Pan American
S I L V E R C O R P.



N E W S   R E L E A S E

January 29, 2002

PAN AMERICAN IMPROVES DEVELOPMENT PLAN FOR LA COLORADA SILVER MINE AND UPDATES OTHER OPERATIONS

Vancouver, British Columbia ...... Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) is pleased to announce that consolidated production in 2001 was 6.9 million ounces of silver from its three wholly owned primary silver mines in Peru and Mexico, up 90 percent from 2000. By-product zinc production increased 26 percent to 30,870 tonnes, lead production increased 97 percent to 17,191 tonnes, and copper production increased 78 percent to 2,161 tonnes. These major increases were the result of Pan American opening two new mines last year. In April 2001 the Huaron mine in Peru began full-scale production and in January 2001 the La Colorada mine in Mexico started small-scale production.

Silver accounted for approximately 63 percent of Pan American's consolidated revenues in 2001, zinc 32 percent and lead 5 percent, thus establishing Pan American as one of the purest large silver producers globally. Pan American's forecast production for 2002 is 9.2 million ounces of silver, an additional 33 percent boost from 2001 levels, due to a full year of production from the Huaron mine and a slight increase in the small-scale production from La Colorada.

Pan American recently updated the bankable feasibility study on production from the La Colorada mine in Mexico. The updated study (Qualified Persons: John Wright, P.Eng., President and Chief Operating Officer of Pan American, and Norm Pitcher, P.Geol., Chief Geologist of Pan American) is based on the original operating plan's mineral reserves and resources, adjusted for 47,317 tonnes mined in 2001 at a grade of 598 g/t silver, and minor re-categorization of reserves and resources based on additional drilling and underground development in 2001. The original study called for capital costs of US$27.6 million to enable production of 1000 tonnes of ore per day for 4.2 million ounces of silver annually. The new study indicates that capital costs of US$18.2 million will expand the current operation to 800 tonnes of ore per day to yield approximately 3.8 million ounces of silver per year for a minimum 10 year mine life. Using a constant silver price of $4.50 per ounce and 100 percent equity financing, the revised development plan generates a 22 percent rate of return. Over 90 percent of project revenues will be from silver. Construction of the expanded operation will take about 10 months, once financing is secured. New construction will not interfere with the current operation, now producing 1.2 million ounces of silver annually. Pan American has also acquired an option to purchase the entire 5 percent net smelter return royalty covering the La Colorada project for US$3 million, payable in cash or shares by March 23, 2003.

Pan American's Chairman and CEO, Ross Beaty commented, "I am pleased at the success of our new silver mines at Huaron and La Colorada and, particularly, the new development plan for La Colorada. This new plan of adding a leach circuit to our existing concentrate production will yield 90 percent of the original plan's silver output for less than 65 percent of the original projected capital cost, and will give us a good return even at today's depressed silver price. Several options to finance the expansion of La Colorada are being discussed with parties interested in funding the project and I look forward to another year of strong expansion in our silver production."

- End -

Ross J. Beaty, Chairman or Rosie Moore, VP Corporate Relations 604-684-1175

Document 3

PAN AMERICAN SILVER CORP.



2001 THIRD QUARTER REPORT TO SHAREHOLDERS

for the period ended September 30, 2001

Highlights (all amounts are expressed in US dollars)

- **Realized net income of $0.7 million or $0.02 per share (2000 – net loss of $38.0 million or $1.11 per share).**
- **Increased quarterly silver production to 2.1 million ounces, 138 percent higher than the third quarter 2000.**
- **Made additional production and workforce cuts as a result of extremely weak silver, zinc and copper prices, which continue to negatively effect revenues.**
- **Retired $12 million loan and established longer-term $6.5 million credit facility, secured by Huaron assets.**
- **Generated $3.5 million gain and increased Huaron project interest to 100 percent through land swap.**

1500 - 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6
Tel: (604) 684-1175 Fax: (604) 684-0147 **www.panamericansilver.com**

Shares Listed:

NASDAQ Stock Exchange	**PAAS**
Toronto Stock Exchange	**PAA**

Third Quarter Highlights

(Unaudited)

	Nine Months Ended September 30		Three Months Ended September 30	
	2001	2000	2001	2000
FINANCIAL HIGHLIGHTS (in thousand of US dollars)				
Net income (loss) for the period	$ (3,689)	$ (39,515)	$ 701	$ (38,026)
Income (loss) per share	(0.10)	(1.16)	0.02	(1.11)
Mining contribution (loss)	(2,066)	2,109	(681)	870
EBITDA	(190)	(37,572)	2,266	(37,365)
Capital spending	5,761	9,689	566	3,947
Exploration expense	438	1,001	115	292
Cash and investments	5,379	9,557	5,379	9,557
Working capital	$ 1,965	$ 8,913	$ 1,965	$ 8,913
ORE MILLED & METALS PRODUCED TO CONCENTRATES				
Quiruvilca Mine				
Tonnes milled	431,858	462,672	137,766	158,401
Silver – ounces	2,487,501	2,709,869	792,619	899,350
Zinc – tonnes	15,991	18,423	5,059	6,442
Lead – tonnes	6,443	6,546	2,027	2,346
Copper – tonnes	878	886	300	284
Huaron Mine				
Tonnes milled	230,135	–	142,254	–
Silver – ounces	1,809,763	–	1,122,715	–
Zinc – tonnes	5,355	–	3,473	–
Lead – tonnes	5,727	–	3,441	–
Copper – tonnes	512	–	302	–
La Colorada Mine				
Tonnes milled	33,498	–	13,045	–
Silver – ounces	555,372	–	225,468	–
Zinc – tonnes	171	–	129	–
Lead – tonnes	255	–	114	–
CONSOLIDATED PRODUCTION				
Tonnes milled	695,491	462,672	293,065	158,401
Silver – ounces	4,852,636	2,709,869	2,140,802	899,350
Zinc – tonnes	21,517	18,423	8,661	6,442
Lead – tonnes	12,425	6,546	5,582	2,346
Copper – tonnes	1,390	886	602	284
Realized Metal Prices (net of refining costs)				
Silver – per ounce	$4.02	$4.65	$3.96	$4.53
Zinc – per pound	$0.41	$0.52	$0.38	$0.54
Lead – per pound	$0.21	$0.20	$0.21	$0.20
Copper – per pound	$0.64	$0.73	$0.60	$0.75
Cost Per Ounce (net of by-product credits)				
Cash cost per ounce of silver	$4.34	$3.12	$4.41	$2.82
Total production cost per ounce of silver	$5.05	$3.94	$5.05	$3.66
In thousands of US dollars				
Direct mining costs	$ 31,378	$ 20,368	$ 13,471	$ 6,857
Royalties	78	–	44	–
By-product credits	(11,379)	(11,905)	(4,064)	(4,320)
Cash operating costs	20,077	8,463	9,451	2,537
Depreciation and amortization	2,961	1,881	1,254	639
Reclamation	330	341	107	118
	$ 23,368	$ 10,685	$ 10,812	$ 3,294
Ounces for cost per ounce calculations	4,631,777	2,709,869	2,140,802	899,350

Third Quarter Report to Shareholders on Results of Operations and Financial Condition

FINANCIAL (all amounts are expressed in US dollars)

Net income was $0.7 million or $0.02 per share for the third quarter. This result included a non-operating gain of $3.5 million resulting from the sale of land in Peru, which generated total proceeds of $3.7 million. The net loss for the same period in 2000 was $38.0 million ($1.11 loss per share), which included a one-time write-off of the Company's $37.6 million investment in the Dukat project in Russia. Excluding the unusual items, the third quarter 2001 loss was $2.8 million compared to a loss of $0.4 million for the third quarter 2000. Excluding unusual items, the loss for the nine months ended September 30, 2001 was $7.2 million compared to $1.9 million for the first nine months of 2000. The increased losses in 2001 are directly attributable to lower metal prices.

Consolidated silver production for the third quarter totalled 2,140,802 ounces, a 24 percent increase from the second quarter this year (1,725,357 ounces) and a 138 percent increase from the third quarter of last year (899,350 ounces). Zinc metal production of 8,661 tonnes for the quarter was 20 percent higher than in the second quarter (7,197 tonnes) and 135 percent of production for the third quarter of 2000 (6,442 tonnes). Similarly, lead and copper production were higher in the third quarter when compared to the prior quarter or the corresponding quarter of the last year. The increases in metal production are due to starting production at the Huaron and La Colorada mines in early 2001.

The average metal sales prices (net of refining charges) realized for the third quarter of this year, compared with last year, were all lower – 13 percent for silver, 30 percent for zinc and 20 percent for copper. For the first nine months of the year, compared to last year, prices were lower by 14 percent for silver, 21 percent for zinc, and 12 percent for copper. On a consolidated basis a 10 percent decrease in the silver price reduces revenue by 8 percent. Corresponding values for zinc, lead and copper are revenue reductions of 4.5 percent, 2.2 percent and 0.7 percent, respectively.

Pan American is taking necessary actions to further reduce costs and conserve cash to withstand a prolonged metals price slump. The Company recently reduced 65 staff positions at its operations, in addition to those previously announced, which will reduce operating costs. Severance costs of approximately $0.6 million will be recognized in the fourth quarter. In October, the Huaron construction loan was repaid with the proceeds from a new four-year $6.5 million loan. The new loan will be repaid in monthly instalments of $0.135 million compared to monthly instalments of $0.571 million for the previous loan.

At September 30, working capital amounted to $2.0 million – a $0.7 million deterioration from June 30. This was due to a $3.7 million reduction in cash, which was partially offset by increases in short-term investments of $0.5 million, and a reduction in current bank debt of $2.2 million and other net working capital improvements of $0.3 million. Cash was applied to reduce debt by $2.1 million, fund net investments in plant and equipment of $0.6 million and to operating activities of $1.6 million. With the Company's two new mines at Huaron and La Colorada now operating at budgeted levels, capital expenditures will be minimal for the foreseeable future.

Significantly lower zinc, lead and copper prices resulted in much lower by-product revenues. This resulted in higher consolidated total cash and total production costs per ounce of silver produced (net of by-product credits) for the quarter of $4.41 and $5.05, respectively (2000 – $2.82 and $3.66, respectively). For the nine months ended September 30, 2001, consolidated total cash and total production costs per ounce of silver produced were $4.34 and $5.05, respectively compared to $3.12 and $3.94 for the first nine months of last year.

QUIRUVILCA MINE, PERU

The Quiruvilca mill treated 137,766 tonnes during the quarter (2000 – 158,401 tonnes) for production of 792,619 ounces of silver and 5,059 tonnes of zinc (2000 – 899,350 ounces of silver and 6,442 tonnes of zinc). The total cash cost per ounce of silver produced was $5.31 for the third quarter (2000 – $2.82 per ounce) and for the nine months the total cash cost per ounce was $4.64 (2000 – $3.12 per ounce). The increased total cash cost per ounce was due both to reduced silver production and to by-product credits that were 44 percent lower for the quarter and 26 percent lower for the nine months ended September 30 when compared to the corresponding periods of 2000. For the nine months to September 30, Quiruvilca milled 431,858 tonnes at a cost of $44.52 per tonne to produce 2,487,501 ounces of silver and 15,991 tonnes of zinc. In April, production from lower grade stopes at Quiruvilca was eliminated and the overall production rate was reduced. This allowed a reduction in overall operating costs in the April through September period. Additional savings will be realized during the fourth quarter and throughout next year.

HUARON MINE, PERU

Huaron maintained full production during the third quarter and treated 142,254 tonnes of ore to produce 1,122,715 ounces of silver, and 3,473 tonnes of zinc. The Huaron mill is performing better than planned – recoveries for all metals except zinc have been higher than the feasibility study estimates. Initial costs for mine development and ground support requirements have been slightly higher than originally planned and, consequently, operating costs to the end of September were $40.44 per tonne. September's costs were $38.82 per tonne and the trend since start up, as anticipated, is one of steady improvement. Total cash costs per ounce of silver produced were $3.89 for the third quarter and averaged $4.06 since start up.

During the quarter, Pan American increased its interest in Huaron to effectively 100 percent and realized a gain of $3.5 million upon the sale of a portion of Huaron land. The land sold consisted of 48 hectares adjacent to Volcan's mine and two parcels of distal exploration ground. Pan American's sale proceeds included the remaining 27 percent project interest in Huaron, $200,000 in cash, $500,000 of Volcan B shares (traded on the Lima Exchange) and other consideration.

LA COLORADA MINE, MEXICO

For the quarter, La Colorada processed 13,045 tonnes and produced 225,468 ounces of silver. For the nine-month period, La Colorada produced 555,372 ounces of silver. Total cash costs per ounce of silver produced were $3.86 in the third quarter and averaged $3.61 since commercial production was achieved in May. Discussions continue with various parties regarding financing the expansion of La Colorada to 750 tonnes per day. In addition, a small expansion of the existing operation is planned in December, which will boost output to 200 tonnes per day from the current 150 tonnes and result in annual silver production of 1.2 million ounces.

EXPLORATION PROJECTS

Barrick Gold Corporation continues exploration of Pan American's Los Angeles gold project in Peru and Anglo American is exploring Pan American's northern Huaron property in Peru. Pan American completed a first phase drilling program on the high-grade Ocotlan silver-gold vein deposit during the quarter and awaits results of this program.

SAN VICENTE PROJECT, BOLIVIA

Pan American recently signed a two year contract to allow a Bolivian company to extract, at the Bolivian company's cost, up to 250 tonnes per day from the San Vicente silver mine in southern Bolivia on which Pan American holds an option to earn a 100% working interest. Mine permitting is now in progress. The new operation will mine high-grade ore for processing at an existing nearby facility to produce approximately one million ounces of silver per year. Pan American will derive a gross revenue royalty, which is expected to more than offset the project's holding costs until the next phase of exploration is initiated. San Vicente will be the fourth of Pan American's properties to enter production.

SILVER AND ZINC MARKETS

Silver prices in the quarter were volatile, reaching a low of $4.16 on August 7 and a high of $4.62 on September 20. This volatility stems partly from silver's role as both an industrial and a monetary metal. Industrial silver demand has been negatively affected by economic weakness in major world markets, offset by positive investment demand after September 11th. Mine supply of silver in 2001 and 2002 is expected to decrease which will improve the silver demand-supply situation leading it to an upward correction in silver prices in due course.

It is important to remind our shareholders that two of our three primary silver mines produce significant by-product zinc. The price of zinc has declined by 39 percent since September 2000 to about $750/tonne ($0.34 /pound) and our revenues have been dramatically reduced as a result. This impact is particularly apparent in our cost-per-ounce statistics, since these are calculated after zinc, copper, and lead by-product revenues are deducted. In the past month several zinc mining companies have announced closures of eight zinc mines globally. This will result in a reduction of 500,000 tonnes of zinc supply (and about 10 million ounces of by-product silver) in 2002.

Respectfully submitted,



Ross J. Beaty
Chairman & C.E.O



John Wright
President & C.O.O.

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 40-F as amended. All amounts are expressed in US dollars.

Consolidated Balance Sheets

(Unaudited - in thousands of US dollars)

	September 30 2001	December 31 2000
ASSETS		
Current		
Cash and cash equivalents	$ 4,866	$ 7,544
Short-term investments	513	46
Accounts receivable (Note 2)	2,067	3,627
Inventories	5,369	4,413
Prepaids and deposits	5,615	3,465
	18,430	19,095
Property, plant and equipment, net	67,424	21,144
Mineral properties	1,778	42,518
Other	1,034	330
Total Assets	$ 88,666	$ 83,087
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 13,756	$ 9,475
Current portion of bank loans	1,975	7,276
Current portion of severance indemnity	734	573
	16,465	17,324
Deferred income	960	258
Bank loans	5,108	4,987
Other liabilities and commitments	348	482
Provision for reclamation	1,821	1,492
Severance indemnity	881	1,000
Total Liabilities	25,583	25,543
SHAREHOLDERS' EQUITY		
Share capital		
Authorized:		
100,000,000 common shares of no par value		
Issued:		
December 31, 2000 - 34,381,234 common shares September 30, 2001 - 37,553,234 common shares (Note 4)		
	130,544	121,302
Additional paid in capital	1,117	1,131
Deficit	(68,578)	(64,889)
Total Shareholders' Equity	63,083	57,544
Total Liabilities and Shareholders' Equity	$ 88,666	$ 83,087

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Deficit

(Unaudited - in thousands of US dollars, except for shares and per share amounts)

	Nine Months Ended September 30		Three Months Ended September 30	
	2001	2000	2001	2000
Revenue	$ 26,382	$ 21,295	$ 13,790	$ 6,953
Expenses				
Operating	28,448	19,186	14,471	6,083
Depreciation and amortization	3,020	1,884	1,278	642
Reclamation	330	341	107	118
Exploration	438	1,001	115	292
General and administration	1,452	1,701	471	558
	33,688	24,113	16,442	7,693
Net loss before undernoted items	(7,306)	(2,818)	(2,652)	(740)
Gain on sale of assets	3,523	–	3,500	–
Write-off of mineral properties	–	(37,601)	–	(37,601)
Investment income, net	94	904	(147)	315
Net income (loss) for the period	(3,689)	(39,515)	701	(38,026)
Deficit, beginning of period	(64,889)	(19,011)	(69,279)	(20,500)
Deficit, end of period	$ (68,578)	$ (58,526)	$ (68,578)	$ (58,526)
Income (loss) per share – Basic	$ (0.10)	$ (1.16)	$ 0.02	$ (1.11)
Income (loss) per share – Fully Diluted	$ (0.10)	$ (1.16)	$ 0.02	$ (1.11)
Weighted average shares outstanding - Basic	35,679,701	33,987,958	37,429,443	34,309,892
Weighted average shares outstanding - Fully Diluted	35,679,701	33,987,958	37,589,724	34,309,892

Consolidated Statements of Cash Flows – Direct Method

(Unaudited - in thousands of US dollars)

	Nine Months Ended September 30		Three Months Ended September 30	
	2001	2000	2001	2000
OPERATING ACTIVITIES				
Received from customers	$ 28,221	$ 22,769	$ 11,688	$ 7,778
Hedging activities	22	–	–	–
Investment, other income and expenses	(211)	894	(453)	316
Products and services purchased	(27,165)	(20,475)	(12,138)	(6,577)
Exploration	(423)	(1,001)	(105)	(295)
General and administration	(1,498)	(1,849)	(614)	(632)
	(1,054)	338	(1,622)	590
FINANCING ACTIVITIES				
Shares issued for cash	9,552	2,795	404	2,795
Share issue costs	(311)	–	13	–
Proceeds from debt	–	6,055	–	6,055
Repayments of debt	(5,180)	(610)	(2,113)	–
	4,061	8,240	(1,696)	8,850
INVESTING ACTIVITIES				
Property, plant and equipment expenditures	(5,798)	(3,328)	(561)	(2,129)
Mineral property expenditures	(22)	(8,788)	(13)	(1,153)
Proceeds from sale of property, plant and equipment	200	–	200	–
Proceeds from sale of investments	56	16	–	–
Acquisition of subsidiary	–	(2,792)	–	(2,786)
Other	(121)	(2)	(43)	34
	(5,685)	(14,894)	(417)	(6,034)
Increase (decrease) in cash and cash equivalents for the period	(2,678)	(6,316)	(3,735)	3,406
Cash and cash equivalents, beginning of period	7,544	15,873	8,601	6,151
Cash and cash equivalents, end of period	$ 4,866	$ 9,557	$ 4,866	$ 9,557

Consolidated Statements of Cash Flows - Indirect Method

(Unaudited - in thousands of US dollars)

	Nine Months Ended September 30		Three Months Ended September 30	
	2001	2000	2001	2000
Net income (loss) for the period	$ (3,689)	$ (39,515)	$ 701	$ (38,026)
Items not involving cash				
Depreciation and amortization	3,020	1,884	1,278	642
Write-off of mineral properties	-	37,601	-	37,601
Gain on sale of assets	(3,523)	-	(3,500)	-
Reclamation	330	341	107	118
Other	(304)	-	(304)	-
Operating cost provisions	13	(212)	120	(172)
	(4,153)	99	(1,598)	163
Changes in non-cash operating working capital items	3,099	239	(24)	427
Cash provided (used in) by operations	(1,054)	338	(1,622)	590
FINANCING ACTIVITIES				
Shares issued for cash	9,552	2,795	404	2,795
Shares issue costs	(311)	-	-	-
Changes in non-cash working capital items	-	-	13	-
Proceeds from debt	-	6,055	-	6,055
Repayments of debt	(5,180)	(610)	(2,113)	-
	4,061	8,240	(1,696)	8,850
INVESTING ACTIVITIES				
Property, plant and equipment expenditures	(5,745)	(3,328)	(553)	(2,129)
Mineral property expenditures	(16)	(6,361)	(13)	(1,818)
Changes in non-cash working capital items	(59)	(2,427)	(8)	665
Acquisition of subsidiary	-	(2,792)	-	(2,786)
Proceeds from sale of property, plant and equipment	200	-	200	-
Proceeds from sale of investments	56	16	-	-
Other	(121)	(2)	(43)	34
	(5,685)	(14,894)	(417)	(6,034)
Increase (decrease) in cash and cash equivalents for the period	(2,678)	(6,316)	(3,735)	3,406
Cash and cash equivalents, beginning of period	7,544	15,873	8,601	6,151
Cash and cash equivalents, end of period	$ 4,866	$ 9,557	$ 4,866	$ 9,557
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES				
Shares issued for acquisition of subsidiary	$ -	$ 7,015	$ -	$ 7,015
Shares issued for royalty		507		507
Sale of land concessions	3,300	-	3,300	-
Special warrants granted for purchase of royalty	-	69	-	69
Stock options granted on acquisition of subsidiary	-	985	-	985
	$ 3,300	$ 8,576	$ 3,300	$ 8,576

Notes to Unaudited Interim Consolidated Financial Statements

1. BASIS OF AND RESPONSIBILITY FOR PRESENTATION

These unaudited interim consolidated financial statements are expressed in United States dollars and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which are more fully described in the annual audited consolidated financial statements for the year ended December 31, 2000 included in the Company's 2000 Annual Report. These interim financial statements do not include all the disclosures required by Canadian GAAP for annual financial statements.

These financial statements have been prepared using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2000 except that during the nine month period ended September 30, 2001 the Company retroactively adopted the new CICA recommendation regarding earnings per share. For all periods presented the adoption of the new standard had no impact on previously reported income (loss) per share amounts.

In management's opinion, all adjustments necessary for fair presentation have been included in these statements.

2. REVENUE RECOGNITION

Revenue is recognized when title to metals in concentrate is transferred, when risk has passed to customer and when collection is reasonably assured. As at September 30, 2001, accounts receivable reflect a $6,830,000 reduction (December 31, 2000 - $Nil) for payments received in advance of final settlement for metals sold.

3. MINERAL PROPERTIES

Pan American operates the Quiruvilca mine. On April 17, 2001 the Huaron mine was placed into production. Effective May 1, Huaron's production results are included in the consolidated statements of operations and its carrying value has been reclassified from mineral properties to property, plant and equipment. Prior to May 1, plant, equipment and deferred development cost expenditures relating to the Huaron mine were classified as mineral property expenditures. From January 1 to April 30, 2001 interest costs of $365,000 were capitalized as part of the carrying value of the Huaron mine.

Pan American's La Colorada mine in Mexico is operating under a limited production plan pending completion of financing arrangements to develop the mine to full-scale production. Completion of financing arrangements has been deferred in anticipation of higher silver prices. Prior to May 2001, the net operating results of La Colorada's limited production were being credited to the carrying value of the property. Also, prior to the commencement of its mining operations, the plant, equipment and deferred development cost expenditures at the La Colorada mine were charged to mineral properties. Effective May 1, the production results of the La Colorada mine are included in the consolidated statements of operations and its carrying value has been reclassified to property plant and equipment.

During the third quarter, the Company sold to Volcan Compania Minera S.A. 48 hectares of Huaron land adjacent to Volcan's mining operations and two parcels of exploration property. The consideration received was a 27 percent interest in Compania Minera Huaron S.A., $200,000 in cash, $500,000 of Volcan B shares and other benefits. The Company recognized a gain of $3,500,000 as a result of this transaction.

4. SHARE CAPITAL

During the third quarter, the Company issued 127,000 common shares pursuant to the exercise of employee and director stock options for proceeds of $404,000.

As at November 7, 2001, there were 37,568,234 common shares issued and outstanding. There were also 3,235,300 options issued and outstanding at exercise prices ranging from $3.13 to $8.23 with remaining weighted average contractual lives of 0.6 years to 9.0 years. In addition, there were 669,360 warrants issued and outstanding at exercise prices ranging from $3.00 to $5.00 with weighted average contractual lives of 0.1 years to 3.0 years.

5. SEGMENTED INFORMATION

The Company operates in one industry, has three operating segments and activities in seven countries. Segmented disclosures and enterprise-wide information are as follows:

	For the nine months ended September 30, 2001			
In thousands of US dollars	Mining	Corporate Office	Exploration & development	Total
Revenues from external customers	$ 26,360	$ 22	$ -	$ 26,382
Interest revenue	98	103	5	206
Interest expenses (see Note 1)	479	-	-	479
Exploration	167	36	235	438
Depreciation and amortization	2,979	35	6	3,020
Net income (loss) for the period	(2,366)	(1,087)	(236)	(3,689)
Long-lived asset expenditures	5,745	16	-	5,761
Segment assets	$ 82,287	$ 5,083	$ 1,296	$ 88,666

	For the nine months ended September 30, 2000			
In thousands of US dollars	Mining	Corporate Office	Exploration & development	Total
Revenues from external customers	$ 21,144	$ 151	$ -	$ 21,295
Interest revenue	120	328	24	472
Interest expenses (Note 1)	23	-	-	23
Exploration	-	27	974	1,001
Depreciation and amortization	1,800	49	35	1,884
Net income (loss) for the period	781	(1,436)	(38,860)	(39,515)
Long-lived asset expenditures	1,069	-	11,412	12,481
Segment assets	$ 22,726	$ 3,737	$ 57,110	$ 83,573

Note 1: During the nine months period ended September 30, 2001 and 2000, interest expense of $365 and $41, respectively, were capitalized as development costs.

	For the three months ended September 30, 2001			
In thousands of US dollars	Mining	Corporate Office	Exploration & development	Total
Revenues from external customers	$ 13,790	$ -	$ -	$ 13,790
Interest revenue	14	60	2	76
Interest expenses (see Note 2)	287	-	-	287
Exploration	59	3	53	115
Depreciation and amortization	1,260	12	6	1,278
Net income (loss) for the period	891	(133)	(57)	701
Long-lived asset expenditures	553	13	-	566
Segment assets	$ 82,287	$ 5,083	$ 1,296	$ 88,666

	For the three months ended September 30, 2000			
In thousands of US dollars	Mining	Corporate Office	Exploration & development	Total
Revenues from external customers	$ 6,953	$ -	$ -	$ 6,953
Interest revenue	52	68	17	137
Interest expenses (Note 2)	11	-	-	11
Exploration	-	7	285	292
Depreciation and amortization	600	16	26	642
Net income (loss) for the period	581	(512)	(38,095)	(38,026)
Long-lived asset expenditures	963	-	2,984	3,947
Segment assets	$ 22,726	$ 3,737	$ 57,110	$ 83,573

Note 2: During the three months period ended September 30, 2001 and 2000, interest expense of $Nil and $41, respectively, were capitalized as development costs.

6. SUBSEQUENT EVENTS

On October 29, 2001 the Company repaid a $12 million loan taken out in August 2000 to finance reconstruction of the Huaron mine. The remaining $6.3 million balance of the original two-year loan was repaid from the proceeds of a new four-year, $6.5 million credit facility granted by Banco de Credito del Peru. The terms of repayment is $135,000 per month plus interest at 6 month LIBOR plus 3.0% and Huaron's mining assets have been pledged as security for this loan.

Document 4

CONSOLIDATED BALANCE SHEETS
(Unaudited - all amounts in thousands of US dollars)

	September 30 2001	December 31 2000
Current assets under Canadian GAAP and US GAAP	18,430	19,095
Non-current assets under Canadian GAAP		
Property, plant and equipment, net	67,424	21,144
Mineral properties	1,778	42,518
Other assets	1,034	330
Non-current assets under Canadian GAAP	70,236	63,992
Deferred exploration[2]	(175)	(2,521)
Non-current assets under US GAAP	70,061	61,471
Total Assets under US GAAP	88,491	80,566
LIABILITIES		
Current liabilities under Canadian GAAP and US GAAP	16,465	17,324
Non-current assets under Canadian GAAP and US GAAP	9,118	8,219
Total Liabilities under Canadian GAAP and US GAAP	25,583	25,543
SHAREHOLDERS' EQUITY		
Total Shareholders' Equity under Canadian GAAP	63,083	57,544
Other comprehensive income: foreign exchange adjustment[4]	-	-
Deferred exploration[2]	(175)	(2,521)
Total Shareholders' Equity under US GAAP	62,908	55,023
Total Liabilities and Shareholders' Equity under US GAAP	88,491	80,566

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited - all amounts in thousands of US dollars)

	Nine Months Ended September 30		Three Months Ended September 30	
	2001	**2000**	**2001**	**2000**
Net income (loss) for the period under Canadian GAAP	(3,689)	(39,515)	701	(38,026)
Deferred exploration[2]	(175)	-	(175)	-
Net income (loss) for the period under US GAAP	(3,864)	(39,515)	526	(38,026)
Basic earnings (loss) per share under US GAAP	(0.11)	(1.16)	0.01	(1.11)

Net income (loss) for the period under US GAAP	(3,864)	(39,515)	526	(38,026)
Other comprehensive income: foreign exchange adjustment[4]	(14)	(40)	(16)	3
Comprehensive income (loss) under US GAAP	(3,878)	(39,555)	510	(38,023)

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited - all amounts in thousands of US dollars)

	Nine Months Ended September 30		Three Months Ended September 30	
	2001	**2000**	**2001**	**2000**
Cash Flows from operating activities under Canadian GAAP	(1,054)	338	(1,622)	590
Cash Flows from operating activities under US GAAP[3]	(1,229)	338	(1,797)	590
Cash Flows from financing activities under Canadian GAAP	4,061	8,240	(1,696)	8,850
Cash Flows from financing activities under US GAAP	4,061	8,240	(1,696)	8,850
Cash Flows from investing activities under Canadian GAAP	(5,685)	(14,894)	(417)	(6,034)
Cash Flows from investing activities under US GAAP[3]	(5,510)	(14,894)	(242)	(6,034)
Net cash flow under Canadian GAAP	(2,678)	(6,316)	(3,735)	3,406
Net cash flow under US GAAP	(2,678)	(6,316)	(3,735)	3,406

SUMMARY OF MATERIAL VARIATIONS BETWEEN U.S. GAAP AND CANADIAN GAAP

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP"). The Company has incorporated by reference in its prospectus the unaudited interim consolidated financial statements of the Company as at and for the nine month and three month periods ended September 30, 2001 and 2000. These financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial reporting.

All amounts are expressed in thousands of US dollars. The financial information presented in this reconciliation of Canadian GAAP to US GAAP is unaudited.

The significant measurement differences, which are referred to in the Statements of Loss, Statements of Cash Flows and Balance Sheets shown below, are as follows (all amount expressed in thousands of US dollars):

1. US GAAP requires that compensation expense, based on the fair value at grant date, of stock options granted to non-employees be recognized over the vesting period, whereas Canadian GAAP does not require recognition of such costs.

2. US GAAP requires exploration costs to be expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows exploration costs to be deferred.

3. Under US GAAP deferred exploration expenditures would be classified as an operating activity rather than an investing activity within the statements of cash flows.

4. US GAAP requires that translation adjustments be reported and displayed as comprehensive income and its components whereas under Canadian GAAP translation adjustments are reported as a component of shareholders' equity.

5. Under US GAAP the gain on sale of assets and write-off of mineral properties would be classified as operating items within the statements of operations and deficit whereas under the Canadian GAAP they can be classified as non-operating items.

There have been no new significant measurement differences between Canadian and US GAAP for the Company since December 31, 2000 that are not described above.

Recent accounting pronouncements:

In July 2001, the Financial Accounting Standards Board (FASB) issued FASB Statements Nos. 141 and 142 (FAS 141 and FAS 142), "Business Combinations" and "Goodwill and Other Intangible Assets." FAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. FAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under FAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. FAS 141 and FAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of FAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under FAS 141 will be reclassified to goodwill. Companies are required to adopt FAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company is required to adopt FAS 141 and 142 on a prospective basis as of January 1, 2002. The Company has determined that the application of FAS 141 and 142 will not have a material affect on its consolidated financial statements.

In August 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 replaces FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The FASB issued FAS 144 to establish a single accounting model, based on the framework established in FAS 121, as FAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, "Reporting The Results of Operations—Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." FAS 144 also resolves significant implementation issues related to FAS 121. Companies are required to adopt FAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt FAS 144 as of January 1, 2002. The Company has determined that the application of FAS 144 will not have a material affect on its consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2002

PAN AMERICAN SILVER CORP.

By: /s/Ross J. Beaty
Ross J. Beaty
Chairman and Chief Executive Officer